SATS

14 January 2005

(Exemption No: 82-5117)





05005436

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Further to our letter to you dated 28 December 2004, we enclose a copy of our Company announcement on SATS operating data for December 2004 made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST"), made by Singapore Airport Terminal Services Limited ("SATS") on 14 January 2005.

Yours truly

SHIREENA WOON
Manager (Legal)

encl

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
P. O. Box 3 Singapore Changi Airport, Singapore 918141
visit us: www.sats.com.sg
Co Regn No. 197201770G

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Miscellaneous
* Asterisks denote mandatory information



This is the SATS operating data for December 2004:

	December 2004	December 2003	% change
Unit Services Handled ('000)	6.76	6.27	+ 7.9
Flights Handled ('000)	6.56	5.94	+ 10.3
Cargo/Mail Processed ('000 tonnes)	123.17	116.26	+ 5.9
Passengers Handled ('M)	2.42	2.30	+ 5.2
Unit Meals Produced ('M)	1.71	1.53	+ 11.4
Gross Meals Produced ('M)	2.20	1.98	+ 11.0

	3rd Quarter Oct - Dec 2004	3rd Quarter Oct – Dec 2003	% change
Unit Services Handled ('000)	20.06	18.61	+ 7.8
Flights Handled ('000)	19.48	17.33	+ 12.4
Cargo/Mail Processed ('000 tonnes)	372.83	367.94	+ 1.3
Passengers Handled ('M)	6.78	6.33	+ 7.1
Unit Meals Produced ('M)	4.94	4.45	+ 11.1
Gross Meals Produced ('M)	6.27	5.67	+ 10.7

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices continued to showed significant increases in December 2004 compared with the corresponding month a year ago. We achieved record highs for passenger and meal figures in December 2004.

3rd Quarter (Oct - Dec 2004) figures are significantly better than the same period last year.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)

Tel: 65-65418153
Fax: 65-65418154